UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of March 2021

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM

1.	Grupo Aval Acciones y Valores S.A. Separate Financial Statements for the period ended December 31, 2020 including Auditor’s Report

2.	Grupo Aval Acciones y Valores S.A. Consolidated Financial Statements for the period ended December 31, 2020 including Auditor’s Report

Item 1

GRUPO AVAL ACCIONES Y VALORES S.A. Statement of financial position For the period ended as of december 31st 2020 and 2019 (Stated in millions of Colombian pesos)

		December 31st		December 31st
Assets		2020		2019

Current assets

Cash and cash equivalents	Ps.	130,353	Ps.	51,299
Trading securities		7		212
Accounts receivable from related parties		343,448		328,307
Other accounts receivable		2,094		164
Other non-financial assets		222		278
Total current assets		476,124		380,260

Non-current Assets

Investments in subsidiaries and associates		22,761,045		22,077,817
Property and equipment		6,817		8,351
Deferred tax net		1,849		331
Total non-current Assets		22,769,711		22,086,499
Total assets	Ps.	23,245,835	Ps.	22,466,759

Liabilities and shareholders' equity
Current liabilities
Borrowings at amortized cost	Ps.	2,644	Ps.	189,297
Outstanding bonds at amortized cost		5,579		107,435
Accounts payable		435,219		430,917
Employee benefits		2,208		1,806
Tax liabilities		26,990		35,575
Other non-financial liabilities		1,214		1,214
Total current liabilities		473,854		766,244

Long-term liabilities
Borrowings at amortized cost		526,735		241,141
Outstanding bonds		1,124,520		1,124,520
Total long-term liabilities		1,651,255		1,365,661
Total liabilities		2,125,109		2,131,905

Shareholders' equity
Subscribed and paid capital		22,281		22,281
Additional Paid-in capital		8,612,936		8,612,936
Retained earnings		9,324,442		7,638,814
Net income		2,399,001		3,031,238
Other equity accounts		762,066		1,029,585
Total shareholders' equity		21,120,726		20,334,854

Total liabilities and shareholders' equity	Ps.	23,245,835	Ps.	22,466,759

GRUPO AVAL ACCIONES Y VALORES S.A. Statement of income (Stated in million of Colombian pesos, except earnings per share)

		For the accumulated year ended
		December 31st		December 31st
		2020		2019

Operating revenue
Equity method income, net	Ps.	2,345,521	Ps.	3,012,615
Other revenue from ordinary activities		286,755		286,778
Total operating revenue		2,632,276		3,299,393

Expenses, net
Administrative expenses		79,993		83,902
Other expenses		163		236
Gains (Losses) from exchange differences		(52)		(812)
Operating income		2,552,068		3,214,443

Financial expenses		106,979		121,794

Earnings before taxes	Ps.	2,445,089	Ps.	3,092,649

Income tax expense		46,088		61,411

Net Income	Ps.	2,399,001	Ps.	3,031,238

Net Earnings per Share	Ps.	107.67	Ps.	136.05

GRUPO AVAL ACCIONES Y VALORES S.A. Statement of Other Comprehensive Income (Stated in million of Colombian pesos) IFRS

		For the accumulated year ended
		December 31st		December 31st
		2020		2019

Net income	Ps.	2,399,001	Ps.	3,031,238

Other comprehensive income (OCI), net of taxes

Investors participation in other comprehensive income
reported using the equity method		(267,519)		438,281

Comprehensive income, net	Ps.	2,131,482	Ps.	3,469,519

GRUPO AVAL ACCIONES Y VALORES S.A. Individual statement of cash flow For the period ended as of december 31st 2020 (Stated in million of Colombian pesos)

		December 31st		December 31st
		2020		2019
Cash flow from operating activity:
Net Income	Ps.	2,399,001	Ps.	3,031,238

Adjustments to reconcile net profit with net cash used in operating activities
Income tax expense		46,088		61,411
Property and equipment depreciation		1,743		1,707
Impairment of property and equipment		(23)		-
Equity method earnings		(2,345,521)		(3,012,615)

Changes in operating assets and liabilities:
Decrease in trading securities		205		1,331
Decrease in receivables		62,670		37,680
Acquisition of investments		(63,837)		(38,088)
Decrease in other assets and liabilities, net: prepaid taxes, prepaid expenses; taxes, accounts payable, employee liabilities, estimated liabilities and provisions.		(34,668)		(32,500)
Increase (decrease) in interests payable		(1,374)		1,423
Interest payment by lease agreements IFRS 16		(424)		(554)
Dividends received by subsidiaries		1,370,640		1,264,353
Income Tax paid		(23,901)		(35,648)

Net cash used in operating activities		1,410,599		1,279,738

Cash flow from investing activities:
Acquisition of property and equipment		(186)		(145)
Net cash used in investing activities		(186)		(145)

Cash flow from financing activities:
Dividends paid		(1,330,241)		(1,266,920)
Acquisition of loans		100,000		-
Payment of other borrowings from banks		-		(120,532)
Payment liabilities by lease agreements		(1,118)		(963)
Bonds Issuance		-		400,000
Bonds Payment		(100,000)		(279,560)
Net cash from financing activities		(1,331,359)		(1,267,975)

Effect of exchange rate difference on cash		-		1,014
Change in cash and cash equivalents		79,054		12,632
Cash and cash equivalents as of the beginning of the period		51,299		38,667
Cash and cash equivalents as of the end of the period	Ps.	130,353	Ps.	51,299

Additional information:
Payment of Interest	Ps.	107,896	Ps.	120,358

GRUPO AVAL ACCIONES Y VALORES S.A. Statement of shareholders' equity For the period ended as of december 31st 2020 (Stated in million of Colombian pesos)

						Retained earnings (losses)
		Subscribed and paid capital		Paid-in Capital		Legal reserve		Occasional reserve		Retained earnings (losses)		Earnings in first-time adoption		Net Income		Other equity accounts		Shareholders' equity
Balance as of December 31st, 2018	Ps.	22,281	Ps.	8,612,936	Ps.	11,140	Ps.	6,265,452	Ps.	(426,099)	Ps.	256,878	Ps.	2,887,749	Ps.	591,304	Ps.	18,221,641

Effect by accounting policies changes										(5,101)								(5,101)

Balance as of January 01st, 2019	Ps.	22,281	Ps.	8,612,936	Ps.	11,140	Ps.	6,265,452	Ps.	(431,200)	Ps.	256,878	Ps.	2,887,749	Ps.	591,304	Ps.	18,216,540

Constitution of reserves for future distributions								2,887,749						(2,887,749)				-
To distribute a cash dividend of $ 5,00 per share per month from April 2019 to March 2020 including those two months, over 22,281,017,159 outstanding shares as of the date of this meeting.								(1,336,861)										(1,336,861)
Application of the equity method																438,281		438,281
Dividends witholding tax										(14,344)								(14,344)
Net Income														3,031,238				3,031,238

Balance as of December 31st, 2019	Ps.	22,281	Ps.	8,612,936	Ps.	11,140	Ps.	7,816,340	Ps.	(445,544)	Ps.	256,878	Ps.	3,031,238	Ps.	1,029,585	Ps.	20,334,854

Constitution of reserves for future distributions								3,031,238						(3,031,238)				-
To distribute a cash dividend of $ 5,00 per share per month from April 2020 to March 2021 including those two months, over 22,281,017,159 outstanding shares as of the date of this meeting.								(1,336,861)										(1,336,861)
Application of the equity method																(267,519)		(267,519)
Dividends witholding tax										(8,749)								(8,749)
Net Income														2,399,001				2,399,001

Balance as of December 31st, 2020	Ps.	22,281	Ps.	8,612,936	Ps.	11,140	Ps.	9,510,717	Ps.	(454,293)	Ps.	256,878	Ps.	2,399,001	Ps.	762,066	Ps.	21,120,726

(FREE TRANSLATION OF THE REPORT ISSUED IN SPANISH)

STATUTORY AUDITOR’S REPORT

To the Shareholders

Grupo Aval Acciones y Valores S.A.:

Report on the financial statements audit

Opinion

I have audited the separate financial statements of Grupo Aval Acciones y Valores S.A. (the Company), which comprise the separate statement of financial position at December 31, 2020 and the separate statements of income, other comprehensive income, changes in equity and cash flows for the year then ended, and their respective notes that include the summary of significant accounting policies and other explanatory notes.

In my opinion, the above mentioned separate financial statements, prepared in accordance with information taken faithfully from books and attached to this report, present fairly, in all material aspects, the separate financial position of the Company at December 31, 2020, the separate results of its operations, and its separate cash flows for the year then ended, in conformity with Accounting and Financial Reporting Standards accepted in Colombia, applied on a consistent basis with previous year.

Basis for opinion

I conducted my audit in accordance with International Standards on Auditing (ISAs) accepted in Colombia. My responsibilities under those standards are further described in the “Statutory Auditor’s Responsibilities for the Audit of the Separate Financial Statements” section of my report. I am independent of the Company in accordance with the Code of Ethics for Professional Accountants issued by the International Ethics Standards Board for Accountants (IESBA Code), included in the Information Assurance Standards accepted in Colombia together with the ethical requirements established in Colombia that are relevant to my audit of the separate financial statements and I have fulfilled my other ethical responsibilities in accordance with these requirements and the IESBA Code mentioned.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Key audit matters

I have determined that there are no key audit matters that should be reported in my report.

2

Other matters

The separate financial statements at and for the year ending December 31, 2019 are presented exclusively for comparison purposes, were audited by me and in my report dated March 4, 2020 I expressed an unqualified opinion thereon.

Responsibilities of Management and those in charge with the Company’s governance for the separate financial statements

Management is responsible for the fair preparation and presentation of these separate financial statements in accordance with Accounting and Financial Reporting Standards accepted in Colombia. This responsibility includes: designing, implementing and maintaining the internal control that management considers necessary for the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

In preparing the separate financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, for disclosing, as applicable, matters related to going concern and for using the going concern accounting basis unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Statutory Auditor’s responsibilities for the audit of the separate financial statements

My objectives are to obtain reasonable assurance about whether the separate financial statements, considered as a whole, are free from material misstatement, whether due to fraud or error, and to issue an audit report that includes my opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement, when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the users’ economic decisions made on the basis of these separate financial statements.

As part of an audit conducted in accordance with ISAs, I exercise professional judgment and maintain professional skepticism throughout the audit. I also:

•	Identify and assess the risks of material misstatement in the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for my opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

3

•	Obtain an understanding of relevant internal control for the audit in order to design audit procedures that are appropriate in the circumstances.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern hypothesis and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If I conclude that a material uncertainty exists, I am required to draw attention in my statutory auditor’s report to the related disclosure in the separate financial statements or, if such disclosure is inadequate, to modify my opinion. My conclusions are based on the audit evidence obtained up to the date of my report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the separate financial statements. I am responsible for the direction, supervision and performance of the audit. I remain solely responsible for my audit opinion.

I communicate to those charged with the Company’s governance regarding, among other matters, the planned scope and timing for the audit, as well as significant audit findings, including any significant deficiencies in internal control that I identify during my audit.

I also provide those charged with governance a confirmation that I have complied with the relevant ethical requirements regarding independence and that I have communicated to them all relationships and other matters that may reasonably be thought to bear on my independence, and where applicable, related safeguards.

Report about other legal and regulatory requirements

Based on the results of my tests, I believe during 2020:

a)	The Company’s bookkeeping has been performed in conformity with legal rules and accounting pronouncements.

b)	The operations recorded in the books are in conformity with the bylaws and decisions of the General Shareholders’ Meeting.

c)	The correspondence, the vouchers of accounts and the books of minutes and record of shares have been properly kept and maintained.

4

d)	The management report prepared by management agrees with the accompanying financial statements, which includes evidence about free circulation of invoices issued by sellers or suppliers.

e)	The information contained in the contribution returns submitted to the Social Security System, specifically the information on affiliates and their salary base for determining contributions, has been prepared from the accounting records and supporting documentation. The Company is up to date in payment of contributions to the Social Security System.

In compliance with the requirements of articles 1.2.1.2. and 1.2.1.5. of Single Regulatory Decree 2420 of 2015, in development of the Statutory Auditor’s responsibilities contained in numerals 1 and 3 of article 209 of the Commercial Code, related to the evaluation whether the Company’s management performance is in accordance with the bylaws and the orders or instructions of the General Shareholders’ Meeting and if there are internal control measures, preservation and custody of the Company’s assets or third parties’ assets in its possession, and if these are adequate, I issued a separate report dated March 2, 2021.

Diana Alexandra Rozo Muñoz
Statutory Auditor of Grupo Aval Acciones y Valores
Registration 120741 – T
Member of KPMG S.A.S.

March 2, 2020

Item 2

Grupo Aval Acciones y Valores S.A.

Consolidated Statement of Financial Position

(Amounts expressed in millions of Colombian pesos)

		December 31,		December 31,
		2020		2019
Assets
Cash and cash equivalents	Ps.	34,025,535	Ps.	30,117,236

Trading assets		11,038,856		9,113,668
Investment securities		36,061,764		26,000,311
Hedging derivative assets		156,220		166,598

Loans:
Commercial		115,680,616		101,655,660
Consumer		65,835,457		59,840,451
Mortgages		24,558,771		20,221,683
Microcredit		372,321		410,320
		206,447,165		182,128,114
Loss allowance		(10,905,171)		(8,185,797)
Total loans, net		195,541,994		173,942,317

Other accounts receivable, net		14,996,337		11,702,301
Non-current assets held for sale		240,412		206,193
Investments in associates and joint ventures		1,029,322		987,962

Tangible assets:
Property, plant and equipment for own-use and given in operating lease, net		6,007,202		5,791,430
Right-of-use assets		2,035,519		2,125,558
Investment properties		808,556		928,566
Biological assets		122,675		104,857
		8,973,952		8,950,411
Intangibles
Concession arrangement rights		9,187,564		7,521,488
Goodwill		7,713,817		7,348,587
Other intangible assets		1,623,670		1,206,491
		18,525,051		16,076,566

Income tax assets:
Current		936,186		895,208
Deferred		861,702		246,598
		1,797,888		1,141,806

Other assets		508,539		427,220
Total assets	Ps.	322,895,870	Ps.	278,832,589

Luis Carlos Sarmiento Gutiérrez	María Edith González Flórez	Diana Alexandra Rozo Muñoz
President	Accountant	Auditor
	T.P. 13083-T	T.P. 120741-T
Member of KPMG S.A.S.
(See my report of March 2, 2021)

Grupo Aval Acciones y Valores S.A.

Consolidated Statement of Financial Position

(Amounts expressed in millions of Colombian pesos)

		December 31,		December 31,
		2020		2019
Liabilities and equity
Liabilities

Trading liabilities	Ps.	1,452,574	Ps.	962,438
Hedging derivative liabilities		56,627		94,298

Customer deposits:
Checking accounts		51,198,284		42,449,702
Savings accounts		76,551,465		59,352,760
Time deposits		83,559,188		73,225,189
Other		532,660		463,770
		211,841,597		175,491,421

Financial obligations:
Interbank borrowings and overnight funds		7,179,644		9,240,479
Borrowings from banks and others		19,654,517		19,803,344
Bonds issued		27,760,797		21,918,268
Borrowings from development entities		4,029,808		3,882,485
		58,624,766		54,844,576

Provisions:
Legal related		241,774		194,680
Other		671,076		673,962
		912,850		868,642

Income tax liabilities:
Current		406,207		387,274
Deferred		3,181,974		2,871,309
		3,588,181		3,258,583
Employee benefits		1,201,855		1,234,980
Other liabilities		9,777,863		8,729,382
Total liabilities		287,456,313		245,484,320

Equity
Owners of the parent:
Subscribed and paid-in capital		22,281		22,281
Additional paid-in capital		8,470,870		8,445,766
Retained earnings		11,302,134		10,289,073
Other comprehensive income		862,013		1,093,447
Equity attributable to owners of the parent		20,657,298		19,850,567
Non-controlling interests		14,782,259		13,497,702
Total equity		35,439,557		33,348,269
Total liabilities and equity	Ps.	322,895,870	Ps.	278,832,589

Luis Carlos Sarmiento Gutiérrez	María Edith González Flórez	Diana Alexandra Rozo Muñoz
President	Accountant	Auditor
	T.P. 13083-T	T.P. 120741-T
Member of KPMG S.A.S.
(See my report of March 2, 2021)

Grupo Aval Acciones y Valores S.A.

Consolidated Statement of Income

For the years ended December 31, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

	For the years ended
		December 31,		December 31,
		2020		2019
Interest income calculated using the effective interest method
Loan portfolio	Ps.	18,947,029	Ps.	18,491,167
Investments in debt securities		1,275,761		1,061,568
Total interest income		20,222,790		19,552,735

Interest expense
Deposits
Checking accounts		(328,134)		(413,939)
Savings accounts		(1,467,635)		(1,503,277)
Time deposits		(3,663,358)		(3,595,611)
		(5,459,127)		(5,512,827)
Financial obligations
Interbank borrowings and overnight funds		(283,966)		(380,858)
Borrowings from banks and others		(860,468)		(1,014,304)
Bonds issued		(1,531,565)		(1,220,437)
Borrowing from development entities		(127,138)		(138,791)
		(2,803,137)		(2,754,390)
Net interest income		11,960,526		11,285,518

Impairment (losses) recoveries on financial assets
Loans and other accounts receivable		(6,267,224)		(4,193,980)
Other financial assets		(74,765)		60,015
Recovery of charged-off financial assets		328,096		378,862
Net impairment loss on financial assets		(6,013,893)		(3,755,103)
Net interest income, after loss allowance		5,946,633		7,530,415

Income from commissions and fees		5,835,899		6,083,343
Expenses from commissions and fees		(742,476)		(627,999)
Net income from commissions and fees		5,093,423		5,455,344

Income from sales of goods and services		9,144,789		9,156,588
Costs and expenses of sales goods and services		(6,321,488)		(6,781,777)
Gross profit from sales of goods and services		2,823,301		2,374,811

Net trading income		1,295,424		761,911
Net income from other financial instruments mandatorily at fair value through profit or loss		252,355		217,616
Other income		1,716,899		1,282,963
Other expenses		(10,652,751)		(10,171,349)

Net income before tax expense		6,475,284		7,451,711
Income tax expense		(1,843,668)		(2,086,257)
Net income for the year	Ps.	4,631,616	Ps.	5,365,454

Net income for the year attributable to:
Owners of the parent		2,349,521		3,034,409
Non-controlling interests		2,282,095		2,331,045
	Ps.	4,631,616	Ps.	5,365,454

Net income per share basic and diluted (in Colombian pesos)		105.45		136.19

Luis Carlos Sarmiento Gutiérrez	María Edith González Flórez	Diana Alexandra Rozo Muñoz
President	Accountant	Auditor
	T.P. 13083-T	T.P. 120741-T
Member of KPMG S.A.S.
(See my report of March 2, 2021)

Grupo Aval Acciones y Valores S.A.

Consolidated Statement of Other Comprehensive Income

For the years ended December 31, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

		December 31,		December 31,
		2020		2019
Net income for the year	Ps.	4,631,616	Ps.	5,365,454
Other comprehensive income
Items that will be reclassified to profit or loss
Net gain (loss) on hedges of net investments in foreign operations:
Foreign currency translation differences from hedged foreign operations		883,022		95,329
Hedging derivative instrument		(1,034,816)		(50,318)
Hedging non-derivative instrument		(366,195)		(47,942)
Cash flow hedges		832		13,469
Foreign currency translation differences from unhedged foreign operations		(548,706)		128,135
Unrealized gains (losses) on securities at FVOCI
Debt financial instruments		172,906		426,300
Investments in associates and joint ventures		13,059		(9,061)
Income (expenses) tax		452,005		(40,038)
		(427,893)		515,874

Items that will not be reclassified to profit or loss
Effect of transfer investment properties for own use		9,014		5,288
Unrealized gains (losses) on equity securities at FVOCI		193,880		237,781
Actuarial (losses) gains from defined benefit pension plans		(9,488)		(61,222)
Income (expenses) tax		5,176		4,009
		198,582		185,856

Total other comprehensive income	Ps.	(229,311)	Ps.	701,730
Total comprehensive income, net of taxes	Ps.	4,402,305	Ps.	6,067,184

Total comprehensive income for the year attributable to:
Owners of the parent		2,118,087		3,431,083
Non-controlling interests		2,284,218		2,636,101
	Ps.	4,402,305	Ps.	6,067,184

Luis Carlos Sarmiento Gutiérrez	María Edith González Flórez	Diana Alexandra Rozo Muñoz
President	Accountant	Auditor
	T.P. 13083-T	T.P. 120741-T
Member of KPMG S.A.S.
(See my report of March 2, 2021)

Grupo Aval Acciones y Valores S.A.

Consolidated Statement of Changes in Equity

For the years ended December 31, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

									Equity
	Subscribed		Additional		Appropriated		Other		attributable to		Non-
	and paid-in		paid – in		retained		comprehensive		owners of the		controlling
	capital		capital		earnings		income (OCI)		parent		interest (NCI)		Total equity
Balance at December 31, 2018	Ps.	22,281	Ps.	8,472,336	Ps.	8,598,319	Ps.	696,773	Ps.	17,789,709	Ps.	11,764,639	Ps.	29,554,348
Change in accounting policies		—		—		(5,101)		—		(5,101)		(21,881)		(26,982)
Balance at January 1, 2019	Ps.	22,281	Ps.	8,472,336	Ps.	8,593,218	Ps.	696,773	Ps.	17,784,608	Ps.	11,742,758	Ps.	29,527,366
Dividends declared		—		—		(1,336,861)		—		(1,336,861)		(830,160)		(2,167,021)
Equity transactions		—		(26,570)		—		—		(26,570)		(40,527)		(67,097)
Effect of realization of equity instruments		—		—		12,651		—		12,651		11,222		23,873
Withholding Tax over dividends		—		—		(14,344)		—		(14,344)		(21,692)		(36,036)
Other comprehensive income		—		—		—		396,674		396,674		305,056		701,730
Net income		—		—		3,034,409		—		3,034,409		2,331,045		5,365,454
Balance at December 31, 2019	Ps.	22,281	Ps.	8,445,766	Ps.	10,289,073	Ps.	1,093,447	Ps.	19,850,567	Ps.	13,497,702	Ps.	33,348,269
Issuance of shares		—		—		—		—		—		21		21
Business combination		—		—		—		—		—		465,902		465,902
Dividends declared		—		—		(1,336,861)		—		(1,336,861)		(963,721)		(2,300,582)
Equity transactions		—		25,104		—		—		25,104		(126,503)		(101,399)
Preferred shares		—		—		(8,628)		—		(8,628)		(383,244)		(391,872)
Effect of realization of equity instruments		—		—		14,728		—		14,728		22,516		37,244
Other comprehensive income		—		—		—		(231,434)		(231,434)		2,123		(229,311)
Withholding Tax over dividends		—		—		(5,699)		—		(5,699)		(14,632)		(20,331)
Net income		—		—		2,349,521		—		2,349,521		2,282,095		4,631,616
Balance at December 31, 2020	Ps.	22,281	Ps.	8,470,870	Ps.	11,302,134	Ps.	862,013	Ps.	20,657,298	Ps.	14,782,259	Ps.	35,439,557

Luis Carlos Sarmiento Gutiérrez	María Edith González Flórez	Diana Alexandra Rozo Muñoz
President	Accountant	Auditor
	T.P. 13083-T	T.P. 120741-T
Member of KPMG S.A.S.
(See my report of March 2, 2021)

Grupo Aval Acciones y Valores S.A.

Consolidated Statement of Cash Flows

For the years ended December 31, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

		December 31,		December 31,
		2020		2019
Cash flows from operating activities:
Net income before tax expense	Ps.	6,475,284	Ps.	7,451,711

Reconciliation of net income before taxes and net cash provided by operating activities:
Depreciation of tangible assets and right-of-use assets		921,705		839,105
Amortization of intangible assets		479,877		459,576
Impairment losses on loans and other accounts receivable		6,313,302		4,237,381
Net interest income		(11,960,526)		(11,285,518)
Accrued dividends		(91,565)		(84,686)
Impairment of investments in associates and joint ventures		—		225
Gains on sales of non-current assets held for sale		(108,623)		(18,989)
Gains on sale of property plant and equipment for own-use		(25,449)		(24,249)
Valuations and interest from concession agreements		(3,737,836)		(3,960,250)
Net (gains) losses on investment securities measured at FVOCI		(2,784)		(52,908)
Writedown in concessions		—		5
Impairment loss on tangible assets		136		1,513
Foreign exchange losses (gains)		(68,097)		109,533
Profit of equity accounted on investments in associates and joint ventures		(220,162)		(229,626)
Net (Gains) or losses on fair value adjustments of:
Derivative financial instruments		(669,306)		(142,075)
Non-current assets held for sale		1,347		(2,296)
Investment properties		46,924		(19,597)
Biological assets		(15,021)		(18,914)

Changes in operating assets and liabilities:
Trading assets		(1,109,076)		(584,598)
Other accounts receivable		(95,679)		(374,435)
Derivative financial instruments		(163,588)		(154,614)
Other assets		(621,039)		(242,127)
Other liabilities and provisions		246,967		143,127
Employee benefits		(49,519)		(93,993)
Loans		(11,151,777)		(8,740,036)
Customer deposits		24,613,595		10,409,443
Interbank borrowings and overnight funds		(2,670,489)		2,358,074
Borrowings from development entities		(1,675)		9,115
Borrowings from banks and others		(3,830,694)		(3,197,960)
Interest received		18,153,484		18,507,769
Interest paid		(8,699,311)		(7,860,077)
Interest paid on leases		(191,924)		(194,589)
Income tax paid		(1,747,763)		(1,610,046)
Net cash provided by operating activities	Ps.	10,020,718	Ps.	5,634,994

Luis Carlos Sarmiento Gutiérrez	María Edith González Flórez	Diana Alexandra Rozo Muñoz
President	Accountant	Auditor
	T.P. 13083-T	T.P. 120741-T
Member of KPMG S.A.S.
(See my report of March 2, 2021)

Grupo Aval Acciones y Valores S.A.

Consolidated Statement of Cash Flows

For the years ended December 31, 2020 and 2019

(Amounts expressed in millions of Colombian pesos)

		December 31,		December 31,
		2020		2019
Cash flows from investing activities:
Acquisition property, plant and equipment for own use and operating lease	Ps.	(638,263)	Ps.	(679,016)
Acquisition of investment properties		(1,659)		(2,371)
Additions of cost of biological assets		(21,285)		(20,559)
Additions of concession arrangement rights		(815,349)		(651,355)
Additions of others intagibles assets		(558,978)		(377,471)
Acquisition of FVOCI		(34,282,037)		(25,378,675)
Proceeds from sales of FVOCI		31,447,496		23,439,811
Proceeds from sales of own property and equipment		41,912		77,070
Proceeds from sales of investment properties		110,782		57,027
Proceeds from sales of biological assets		48,205		41,114
Proceeds from sales of non-current assets held for sale		267,303		154,569
Purchases of financial assets at amortized cost		(6,508,594)		(3,678,335)
Redemptions of financial assets at amortized cost		4,281,023		3,642,470
Dividends received from investments		389,649		307,566
Acquisition of investments in associates and joint ventures		(5,333)		(2,789)
Proceeds from sales of investments in associates and joint ventures		—		6,060
Capitalized leasing cost		(137)		1,357
Business combination, net of cash		(1,340,145)		—
Net cash (used in) provided by investing activities	Ps.	(7,585,410)	Ps.	(3,063,527)

Cash flows from financing activities:
Dividends paid to shareholders		(1,330,241)		(1,266,920)
Dividends paid to non-controlling interest		(946,034)		(804,302)
Issuance of debt securities		5,726,320		3,148,887
Payment of outstanding debt securities		(2,185,636)		(1,544,225)
Leases		(429,636)		(362,334)
Redemption of preferred shares		(379,320)		—
Equity transaction		(51,004)		(67,097)
Net cash used in financing activities		404,449		(895,991)
Effect of foreign currency changes on cash and cash equivalents		1,068,542		40,477
Increase (decrease) in cash and cash equivalents		3,908,299		1,715,953
Cash and cash equivalents at beginning of year	Ps.	30,117,236	Ps.	28,401,283
Cash and cash equivalents at end of year	Ps.	34,025,535	Ps.	30,117,236

Luis Carlos Sarmiento Gutiérrez	María Edith González Flórez	Diana Alexandra Rozo Muñoz
President	Accountant	Auditor
	T.P. 13083-T	T.P. 120741-T
Member of KPMG S.A.S.
(See my report of March 2, 2021)

(FREE TRANSLATION OF THE REPORT ISSUED IN SPANISH)

STATUTORY AUDITOR’S REPORT

To the Shareholders

Grupo Aval Acciones y Valores S.A.:

Opinion

I have audited the consolidated financial statements of Grupo Aval Acciones y Valores S.A. and Subsidiaries (the Group), which comprise the consolidated statement of financial position at December 31, 2020 and the consolidated statements of income, other comprehensive income, changes in equity and cash flows for the year then ended, and their respective notes, that include the summary of significant accounting policies and other explanatory notes.

In my opinion, the above mentioned consolidated financial statements, attached to this report, present fairly, in all material aspects, the consolidated financial position of the Group at December 31, 2020, the consolidated results of its operations, and its consolidated cash flows for the year then ended, in conformity with Accounting and Financial Reporting Standards accepted in Colombia, applied on a consistent basis with the previous year.

Basis for opinion

I conducted my audit in accordance with International Standards on Auditing (ISAs) accepted in Colombia. My responsibilities under those standards are further described in the “Statutory Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements” section of my report. I am independent of the Group in accordance with the Code of Ethics for Professional Accountants issued by the International Ethics Standards Board for Accountants (IESBA Code), included in the Information Assurance Standards accepted in Colombia together with the ethical requirements established in Colombia that are relevant to my audit of the consolidated financial statements and I have fulfilled my other ethical responsibilities in accordance with these requirements and the IESBA Code mentioned.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Key audit matters

Key audit matters are those matters that, in my professional judgment, were most significant in my audit of the consolidated financial statements of the current period. These matters were addressed in the context of my audit of the consolidated financial statements as a whole, and in forming my opinion thereon, and I do not provide a separate opinion on these matters.

Assessment of the Loan Portfolio Impairment under IFRS 9 (see notes 4.1.5 and 11 to the consolidated financial statements)
The key audit matter	How our audit approached this matter

As indicated in Notes 4.1.5 and 11 to the consolidated financial statements, the provision for loan portfolio impairment of the Group ascends to $10.905.171 million at December 31, 2020.

The Group measures the impairment of its loan portfolio by an amount equal to the Expected Credit Losses (ECL) by the life of each credit, except those credits which have not experiences a significant increase in credit risk since its initial recognition, for which the Group calculates an ECL of twelve months. The provision for loan credit impairment reflects a probability-weighted outcome which considers multiple economic scenarios based on the forecasts of the future economic conditions which include impacts from the COVID-19 pandemic and is determined according to the Group’s assessment of the Probability of Default (PD), the Loss Given Default (LGD), and the Exposure at Default (EAD) associated to each loan. Grupo Aval, in conformity with the requirements of IFRS 9 and following market practices, uses models that incorporate data and assumptions that require significant judgment to estimate the loss for the portfolio impairment.

I identified the assessment of the loan credit impairment as a key audit matter, because there is a high degree of inherent estimate in the determination of the expected loss for the portfolio impairment, as a result of the judgment required for the prospective assumptions and the models involved.

The assessment of the loan portfolio impairment required significant attention from

My audit procedures to assess the loan portfolio impairment included, among others, the following:

•   Assessment of the design and effectiveness of certain internal controls over the process established by the Group to calculate the loan portfolio impairment, including, among others, controls over: (i) the models and assumptions used, (ii) the economic provision, (iii) the integrity and accuracy of the data, and (iv) Grupo Aval’s monitoring over the provision, in general for impairment losses, including application of the judgment employed.

•   Involvement of credit risk professionals with specific abilities, knowledge, and experience in the industry that assisted me in: (i) the assessment of the key models and supplied used to determine the parameters of the Probability of Default (PD), the Loss Given Default (LGD), and the Exposure at Default (EAD); (ii) the assessment of the macroeconomic projections and of the probability weighting for the scenarios, (iii) the assessment of the qualitative adjustments applied to the models, (iv) recalculation for a sample of individually significant credits, of the impairment, and of the analysis of the value of the guarantees; and (v) verification for a sample of individually significant credits, of the credit risk rating assigned by Grupo Aval.

the auditor, the involvement of a judgment, and the participation of credit risk professional, as well as knowledge and experience in the industry.

Assessment of the income recognized for concession contracts in the construction phase and of the fair value of the financial assets related to said concession contracts (see notes 2.20, 5, and 16 to the consolidated financial statements)
The key audit matter	How our audit approached this matter

As indicated in Notes 2.20, 5, and 16 to the consolidated financial statements, the Group is a party in concession contracts signed with the government for the construction and subsequent maintenance of infrastructure, for a certain period of time. In return, the Group is entitled to receive direct payments from the government and/or fees collected from the final users of the infrastructure.

During the construction phase, the Group recognizes income and a financial asset for the payments which are unconditionally guaranteed by the government and/or an intangible asset for the payments that are linked to the use of the infrastructure.

The performance obligations related to the construction services are satisfied in time and the amount of income recognized depends on the termination stage of the construction services and the fair value of the asset recognized. Grupo Aval has assigned some of the financial assets related to concession contracts to be measured at fair value with changes in profit or loss after the initial recognition. At December 31, 2020, the Group has financial assets originating from concession contracts for $2.958.385 million, which are

My audit procedures to assess the recognition of income for concession contracts in the construction phase and of the fair value of the related financial assets included, among others:

-     Assessment of the design and effectiveness of certain internal controls established by the Group to determine the fair value of the financial assets that originate from the concession contracts and to establish the income to be recognized of the contracts in the construction phase. These controls included those related to: (i) the review of the supplies and assumptions used; (ii) the review of the estimate of the termination costs; and (iii) the review and approval of the fair value of the assets and the amount of the income which must be recognized.

-     Involvement of valuation professionals with specific abilities and knowledge of the industry who assisted me in: (i) the assessment of whether the model developed internally are consistent with the valuation practices generally used for that purpose and IFRS; (ii) comparison of the WACC with a range determined using

Assessment of the income recognized for concession contracts in the construction phase and of the fair value of the financial assets related to said concession contracts (see notes 2.20, 5, and 16 to the consolidated financial statements)
The key audit matter	How our audit approached this matter

measured at fair value and classified at level 3 of the hierarchy of fair value and intangible assets derived from concession contracts in the construction phase for $5.355.987 million.

I identified the assessment of income recognized from the concession contacts in the construction phase and the fair value of the related financial assets as a key audit matter, because it involves a significant audit effort and judgment, including the participation of valuation professionals with specific abilities and knowledge of the industry.

For contracts in the construction phase, the auditor’s judgment was required to assess the estimated costs until the termination of the construction contracts in the construction phase and to assess the models developed by Grupo Aval to estimate the fair value of the financial assets and intangibles, as well as the significant non-observable supplies and assumptions for these models.

For financial assets related to concession contracts subsequently measured at fair value with changes in profit or loss, the auditor’s judgment was required to assess the models developed by Grupo Aval to estimate their fair value, as well as the important non-observable data and estimates of these models. The important non-observable supplies and assumptions of the models include the weighted average cost of capital (WACC), the future inflation rates, and the projected income for the use of the infrastructure.

macroeconomic assumptions verified by the market; (iii) assessment of the future inflation rates comparing them with the market data available; (iv) assessment of the estimated costs until their finalization; (v) assessment of the income projected by the use of the infrastructure, comparing them with internal and external data, when available; and (vi) assessment of the precision of the forecasts made on inflation and the construction costs, through the comparison of a sample of values estimated previously with the real values obtained.

Other matters

The consolidated financial statements at and for the year ended December 31, 2019 are presented exclusively for comparison purposes, were audited by me, and in my report dated March 4, 2020 I expressed an unqualified opinion thereon.

Responsibilities of Management and those in charge with the Group’s governance for the consolidated financial statements

Management is responsible for the fair preparation and presentation of these consolidated financial statements in accordance with Accounting and Financial Reporting Standards accepted in Colombia. This responsibility includes: designing, implementing and maintaining the internal control that management considers necessary for the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, for disclosing, as applicable, matters related to going concern and for using the going concern accounting basis unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Statutory Auditor’s responsibilities for the audit of the consolidated financial statements

My objectives are to obtain reasonable assurance about whether the consolidated financial statements, considered as a whole, are free from material misstatement, whether due to fraud or error, and to issue an audit report that includes my opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement, when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the users’ economic decisions made on the basis of these consolidated financial statements.

As part of an audit conducted in accordance with ISAs, I exercise professional judgment and maintain professional skepticism throughout the audit. I also:

•	Identify and assess the risks of material misstatement in the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for my opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal control.

•	Obtain an understanding of the internal control relevant for the audit in order to design audit procedures that are appropriate in the circumstances.

•	Evaluate the appropriateness of the accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern hypothesis and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If I conclude that a material uncertainty exists, I am required to draw attention in my statutory auditor’s report to the related disclosure in the consolidated financial statements or, if such disclosure is inadequate, to modify my opinion. My conclusions are based on the audit evidence obtained up to the date of my report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements present the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. I am responsible for the direction, supervision and performance of the Group audit. I remain solely responsible for my audit opinion.

I communicate to those charged with the Group’s governance, among other matters, the planned scope and timing for the audit, as well as significant audit findings, including any significant deficiencies in internal control that I identify during my audit.

I also provide those charged with governance with a confirmation that I have complied with relevant ethical requirements regarding independence and communicate to them all relationships and other matters that may reasonably be thought to bear on my independence, and, when applicable, related safeguards.

From the matters communicated with those charged with governance, I determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. I describe these matters in my statutory auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, I determine that a matter should not be communicated in my report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Diana Alexandra Rozo Muñoz
Statutory Auditor of Grupo Aval Acciones y Valores S.A.:
Registration 120741 – T
Member of KPMG S.A.S.

March 2, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 6, 2021

GRUPO AVAL ACCIONES Y VALORES S.A.
By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel